UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.      )*

StarTek, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

85569C107
(CUSIP Number)

December 19, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
City of Hope

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,914,382

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
2,914,382

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,914,382

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.2% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 40,345,831 shares of common stock of StarTek, Inc. (the “Issuer”) outstanding as of November 30, 2023, as reported in the Issuer’s Information Statement on Schedule 14C filed with the U.S. Securities and Exchange Commission on December 13, 2023.

Item 1(a).	Name of Issuer:

StarTek, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Officers:

4610 South Ulster Street, Suite 150, Denver, CO 80237.

Item 2(a).	Name of Person Filing:

City of Hope (the “Reporting Person”).

Item 2(b).	Address or Principal Business Office or, if None, Residence:

The principal business office for the Reporting Person is 1500 East Duarte Road, Duarte, California 91010.

Item 2(c).	Citizenship:

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share of the Issuer.

Item 2(e).	CUSIP No.:

85569C107.

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: See Item 9 of each cover page.

(b) Percent of class: See Item 11 of each cover page. Calculated using 40,345,831 shares of common stock of the Issuer outstanding as of November 30, 2023, as reported in the Issuer’s Information Statement on Schedule 14C filed with the U.S. Securities and Exchange Commission on December 13, 2023.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

Item 5.	Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2023

City of Hope

	By:	/s/ Jo Ann Escasa-Haigh
	Name:	Jo Ann Escasa-Haigh
	Title:	Treasurer & CFO